KEEGAN RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine months ended December 31, 2006 and 2005

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KEEGAN RESOURCES INC.

Management Discussion & Analysis

Nine months ended December 31, 2006 and 2005

1.1

Date

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. (“Keegan” or the “Company”) has been prepared by management as of February 26, 2007 and should be read in conjunction with the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended March 31, 2006 and 2005 and the unaudited interim consolidated financial statements and related notes thereto of the Company, as at and for the nine months ended December 31, 2006 and 2005, which were prepared in accordance with Canadian generally accepted accounting principles. The Company is presently a “Venture Issuer”, as defined in NI 51-102.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiation and closing of future financings.  The Issuer has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

The Company was incorporated under the provisions of the Company Act (British Columbia) on September 23, 1999, and completed its initial public offering and listed its shares for trading on the TSX Venture Exchange (the “Exchange”) on June 25, 2001.

During the year ended March 31, 2005, the Company completed its Qualifying Transaction through the acquisition of interests in resource properties. The Company’s principal business is the acquisition and exploration of resource properties.

During the period, the Company entered into a consulting agreement with O-M Partners LLC (“OM”), a New York based investor relations firm. The Company has retained the services of OM to increase awareness in the United States about the Company and its properties. Under the terms of the consulting agreement, OM will receive a monthly retainer of US$7,500 and incentive options for the purchase of a total of 75,000 shares at a price of $1.60 per share exercisable until August 16, 2011.

Effective September 1, 2006, the Company’s Board of Directors adopted a Shareholder Rights Plan (“Rights Plan”) Current Canadian legislation permits a hostile bid to be made in as little as 35 days, giving the Board of Directors little time to implement strategies to enhance shareholder value or for competing bids to be made. The Plan as proposed extends this time to 60 days.

The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company. Anyone seeking to obtain control of the Company will be encouraged to negotiate with the Board of Directors prior to attempting a take-over, or to proceed by way of a “Permitted Bid”.

Under the Plan, the Company will issue one Right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares. The Rights will be attached to the common shares and cannot be exercised until after a flip-in event has taken place. A flip-in event is one of the following: (i) an Acquiring Person, as defined in the Plan, acquires 20% or more of the common shares of the Company; or (ii) an Acquiring Person announces his intention to make a take-over bid that would result in the person owning 20% or more of the outstanding common shares of the Company.

Upon such a flip-in event occurring, each Right would separate from the common share and thereafter entitle the holder to purchase common shares at a 50% discount to the market price.

The Rights will not be separated from the shares if the Acquiring Person makes a Permitted Bid, as defined in the Plan, pursuant to a take-over bid circular sent to all shareholders of the Company, which has a minimum deposit period of at least 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn. The Permitted Bid concept is intended to provide protection to the Company and its shareholders while extending the time for deposit to ensure due consideration of the bid and allowing the bid to proceed if a majority of the shareholders tender their shares.

As at the date hereof, the Company has various mining interests in Nevada and West Africa and entered into the following agreements as at December 31, 2006:

1.

Horse Mountain Claims

During the year ended March 31, 2005, the Company entered into agreements with Hunter Dickinson Group Inc. (“HDG”), Anaconda Gold (USA) Inc. (“Anaconda”) and Barrick Gold Exploration Inc. (“Barrick”), whereby it has acquired the right to earn an interest in the Horse Mountain Project in Nevada. The transactions with Anaconda and Barrick (collectively the “Acquisition”) served as the Company’s Qualifying Transaction for the purposes of the policies of the Exchange.

Pursuant to an assignment agreement entered into on August 5, 2004 between the Company and HDG (the “Anaconda Agreement”), the Company was assigned HDG’s interest in a letter agreement dated August 7, 2003 between HDG and Anaconda as amended by letter agreement dated July 28, 2004 among HDG, Anaconda and the underlying owners to acquire an interest in 223 mining claims situated in Elko County, Nevada (the “Anaconda Horse Mountain Claims) that form part of the Horse Mountain Project. Pursuant to the terms of an option agreement entered into on August 16, 2004 between the Company and Barrick (the “Barrick Agreement”), the Company may earn an interest in 35 mining claims and a mining lease situated in Elko County, Nevada (the “Barrick Horse Mountain Claims”) that form the balance of the Horse Mountain Project.

Under the terms of the Anaconda Agreement, the Company was assigned the right and option to earn a 55% interest in the Anaconda Horse Mountain Claims as follows:

a)

by making exploration expenditures of US$1,500,000 by August 31, 2010 as follows:

Year 1 – US$150,000

Year 2 – US$225,000

Year 3 – US$300,000

Year 4 – US$300,000

Year 5 – US$300,000

Year 6 – US$225,000

b)

by making US$385,000 in option payments to Anaconda:

Year 2004 – US$  80,000 (paid)

Year 2005 – US$  90,000 (paid)

Year 2006 – US$115,000 (of which $57,500 is payable in shares)

Year 2007 – US$100,000 (of which $50,000 is payable in shares)

c)

by issuing to Anaconda 100,000 common shares of the Company as reimbursement for the payment by Anaconda of US$68,376.50 for past Bureau of Land Management (“BLM”) Fees and past option payments to the underlying vendors (shares issued during the year ended March 31, 2005); and

d)

by providing HDG with consideration for assigning its rights to the Anaconda Horse Mountain Claims as follows:

i.

issuing to HDG 141,159 common shares of the Company for reimbursement of $119,986 of out of pocket costs incurred by HDG (shares issued during the year ended March 31, 2005);

ii.

issuing to HDG a further 75,000 common shares (shares issued during the year ended March 31, 2005); and

iii.

reimbursing HDG for US$23,376.50 for 2004 BLM payments made by HDG on the Anaconda Horse Mountain Claims and US$5,925 for holding costs on the Barrick Horse Mountain Claims (paid during the year ended March 31, 2005).

Pursuant to a letter agreement dated July 21, 2004 between the Company and Anaconda, the Company issued to Anaconda 25,000 common shares for the one time right to opt out of the area of influence (AOI) clause applicable pursuant to the terms of the Anaconda Agreement. The Company also agreed to issue an additional 100,000 common shares to Anaconda for the permanent right to opt out of the AOI clause if and when the Company earns its 70% interest in the Barrick Horse Mountain Claims.

The Company may earn an additional 15% interest by completing a bankable feasibility study using an internationally recognized third party engineering firm. Subject to underlying royalties, a 100% interest in the Anaconda Horse Mountain Claims may be purchased by the Company and Anaconda as joint venture partners on a prorated basis from the underlying vendors for US$7,500,000.

Under the terms of the Barrick Agreement, the Company can earn a 70% interest in the Barrick Horse Mountain Claims by making exploration expenditures of US$1,500,000 over four years as follows:

Year 1 – US$200,000

Year 2 – US$300,000

Year 3 – US$400,000

Year 4 – US$600,000

Once the Company has earned its 70% interest, one of the following shall occur at Barrick’s election:

a)

Barrick and the Company may enter into a joint venture with the Company as operator, whereby Barrick would have an initial 30% interest and the Company an initial 70% interest;

b)

Barrick may elect to earn back to a 70% participating interest in a joint venture with the Company by spending the next US$3,000,000 in exploration expenditures, with Barrick as operator; or

c)

If Barrick elects to not participate in a joint venture, the Company would have the option to purchase Barrick’s 30% interest for US$2,500,000 within one year of vesting with Barrick retaining a 2% NSR royalty.

During the year ended March 31, 2006, the Company decided not to pursue its option agreement on the Horse Mountain claims and as a result, $1,018,587 in acquisition and deferred exploration expenditures were written-off.

2.

Regent Gold Silver Project

Pursuant to an agreement dated March 4, 2005, between the Company and Jerry Baughman and Fabiola Baughman (“Optionors”), the Company may acquire 100% of the Regent Gold Silver Project (“Regent property”)  located in Mineral County, Nevada, on the following terms:

a)

pay US$305,000 as follows:

- US$45,000 upon signing the agreement (paid);

- US$35,000 on June 15, 2005 (paid);

- US$45,000 on June 15, 2006 (paid);

- US$50,000 on June 15, 2007;

- US$55,000 on June 15, 2008; and

- US$75,000 on June 15, 2009

b)

issue a total of 500,000 common shares of the Company to the Optionors as follows:

- 100,000 common shares upon obtaining regulatory approval (issued);

- 50,000 common shares on June 15, 2005 (issued);

- 50,000 common shares on June 15, 2006 (issued);

- 50,000 common shares on June 15, 2007;

- 75,000 common shares on June 15, 2008; and

- 175,000 common shares on June 15, 2009.

c)

complete US$3,000,000 of exploration work on the Regent property as follows:

- US$250,000 prior to March 4, 2006 (incurred);

- US$300,000 prior to March 4, 2007;

- US$400,000 prior to March 4, 2008;

- US$500,000 prior to March 4, 2009;

- US$500,000 prior to March 4, 2010; and

- US$1,050,000 prior to March 4, 2011.

After meeting the above commitments, the Company will have an undivided 100% interest in the property subject to a 2.5% NSR royalty, 60% of which may be purchased for US$3,000,000. 35,890 shares were issued to HDG as finder’s fees with respect to the Regent property.

The Regent 43-101 technical report may be found at www.sedar.com.

Update on the Property:

The Company completed a four hole program on the Regent property.  Hole R05-02 intersected 52.5 feet at 2.7 g/t gold including 13.5 feet of 5.5 g/t gold and 3.7 feet of 12.6 g/t gold, whereas Hole R05-01 intersected 4.6 feet of 166 g/t Ag. Hole R05-04, designed to intersect a down dip extension of the gold rich structure intercepted in R05-02, encountered difficult drilling conditions in a clay zone at the projected structure. Over 36 feet were drilled without any core being recovered. Intercepts with good gold values contained quartz vein breccia, some with well developed bonanza style banding. Oriented core measurements, logs and geologic interpretations are being incorporated in Keegan's 3-D model and interpretation of the project in preparation for further drilling.

3.

Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, whereby the Company may acquire 100% of the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa, under the following terms:

a)

pay US$100,000 to GTE as follows:

-

US$10,000 upon signing the agreement (paid); and

-

US$60,000 on or before October 8, 2007.

b)

issue common shares of the Company with a value of US$100,000 to GTE as follows:

-

common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares);

-

common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (33,550 shares issued); and

-  common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007.

c)

complete US$1,000,000 of exploration work on the Asumura property as follows:

-

US$80,000 on or before July 31, 2005, (incurred);

-

an additional US$400,000 on or before July 31, 2006 (incurred); and

-

an additional US$520,000 on or before July 31, 2007.

After meeting the above commitments, the Company will have an undivided 100% interest in the Asumura property subject to a 3.5% net smelter return, 50% of which may be purchased for US$2,000,000.  If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to HDG as finder’s fees with respect to the Asumura property.

Update on the Property:

Mangoase Target Area

The Company reported that a core hole at the 8 km long Mangoase Target Area has intercepted the highest grade of gold from Asumura to date (see table). This drill hole was started within 10 meters of the previous RC intercept of 25.5 m of .72 g/t from 16.5 to 41 meters. Both holes were drilled in a northwest direction at an angle of 55 degrees to test the general NE strike of the Mangoase target area.

Hole Number	From (meter)	To (meter)	Width (m)	Grade ( g/t)
6012C	20	23	3	2.68
Including	20.7	21.5	0.8	7.91
	44.2	55	10.8	1.68
	51.2	52.1	1.5	9.94

In addition to drilling, the Company continues to infill and expand soil sampling and Induced Polarization studies at the Mangoase target. Three consecutive soils (25 meter spacing) located 2.8 km north east of the core intercepts announced above assayed 3850, 394, and 150 ppb Au. The 3850 ppb Au soil is the highest received on the property to date. Please see www.keeganresources.com for a location map of the Mangoase target area.

Bia  Target Area

Keegan has also recently acquired a large amount of new aeromagnetic data for the Sefwi greenstone belt, covering Asumura through Newmont’s Ahafo deposits located 65 km to the NW. Keegan has used this data to identify a new target area on the property that is along the same fault structure as Ahafo which underlies an alluvial trough following the Bia River and one of its major tributaries.  Keegan is currently executing IP and augur drilling programs along this structure to develop drill targets to be tested in a spring, 2007 drilling campaign.

The Asumura concession comprises a 279.4 square kilometer area within the highly prospective Sefwi greenstone belt.

Vincent Dzakpasu, a qualified member of the Institute of Mining and Metallurgy in the United Kingdom is Keegan’s QP on the property.

4.

Fri Gold Project

The Company entered into an option agreement dated May 31, 2005 with Gerald Baughman and Fabiola Baughman (the “Optionors”) pursuant to which the Company has the option to acquire 100% interest in the Fri gold project located in Nye County, Nevada, under the following terms:

a)

pay US$285,000 as follows:

- US$20,000 upon signing the agreement (paid);

- US$40,000 on May 31, 2006;

- US$45,000 on May 31, 2007;

- US$50,000 on May 31, 2008;

- US$55,000 on May 31, 2009; and

- US$75,000 on May 31, 2010

b)

issue a total of 500,000 common shares of the Company to the Optionors as follows:

- 25,000 common shares upon obtaining regulatory approval (issued);

- 100,000 common shares on May 31, 2006;

- 45,000 common shares on May 31, 2007;

- 75,000 common shares on May 31, 2008;

- 75,000 common shares on May 31, 2009; and

- 180,000 common shares on May 31, 2010.

c)

complete US$3,000,000 of exploration work on the Fri property as follows:

- US$70,000 prior to May 31, 2006;

- US$230,000 prior to May 31, 2007;

- US$300,000 prior to May 31, 2008;

- US$400,000 prior to May 31, 2009;

- US$1,000,000 prior to May 31, 2010; and

- US$1,000,000 prior to May 31, 2011.

After meeting these commitments, the Company will have an undivided 100% interest in the Fri property subject to a 2.5% net smelter return royalty payable to GTE, 60% of which (net purchase of 1.5%) may be purchased back by the Company for US$3,000,000.

During the year ended March 31, 2006, the Company decided not to pursue its option agreement on the Fri property and as a result, $179,531 in acquisition and deferred exploration expenditures were written-off.

5.

Black Velvet Gold Project

The Company entered into an option agreement dated December 7, 2005 and subsequently amended, with Gerald Baughman and Fabiola Baughman whereby the Company may acquire 100% interest in the Black Velvet Gold Project in Pershing County, Nevada.

Under the terms of the agreement, the Company will have the option to deliver cash payments of US$150,000 and 150,000 shares of the Company to the Optionors over a period of four years as follows:

a)

deliver a cash payment of US$2,500 upon execution of the agreement (paid);

US$30,000 on May 31, 2007;

US$27,500 on December 1, 2007;

US$40,000 on May 31, 2008; and

US$50,000 on May 31, 2009.

b)

issue 10,000 common shares upon Exchange approval (issued);

20,000 common shares on May 31, 2006 (issued);

30,000 common shares on May 31, 2007;

40,000 common shares on May 1, 2008; and

50,000 common shares on May 31, 2009.

The Property:

The Project currently consists of two unpatented BLM claims equaling 8.4 hectares accessible by highway and gravel road. Black Velvet is a volcanic-hosted, high-grade epithermal gold occurrence lying within the Velvet Mining District on the western flank of the Trinity Range approximately 26 miles west of the town of Lovelock in Pershing County Nevada. The Trinity Range hosts several mining districts producing more than 150,000 troy ounces (4,663 kilograms) of gold during historic times.

In 1994 Uranerz USA, Inc received assays showing 0.833 opt (28.7 g/t) Au over a drilled width of 30 feet between 200-255 feet below the collar of drill hole VEL-9304. The Company believes that detailed surface mapping, sampling, and geophysics, followed up by oriented core drilling may reveal the strike, dip and extensions of the high grade vein structure responsible for this intercept.

Richard Haslinger, PEng, is Keegan’s acting Qualified Person for the Black Velvet project.

6.

Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sammetro Co. Ltd. (“Sammetro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Esaase Liquidation Committee.  The agreement is subject to the following terms:

a)

payment of US$100,000 to the bank from which Sammetro borrowed funds by May 17, 2006 (paid);

b)

payment of US$100,000 to Sammetro by June 30, 2006, which payment Sammetro will deliver to the Esaase Liquidation Committee (the “Committee”) (paid);

c)

payment of US$40,000 to Sammetro on the first anniversary;

d)

payment of US$400,000 to the Committee over a four year period (US$100,000 paid);

e)

issuance of 780,000 shares of the Company to Sammetro over a four year period (40,000 shares issued);

f)

exploration expenditures of US$2,250,000 over a four year period;

g)

payment to Sammetro of US$50,000 on the fourth anniversary and every anniversary thereafter until production; and

h)

on production, payments of US$100,000 to the Committee and US$100,000 to Sammetro.

The Company entered into a finder’s fee agreement whereby finders’ fees equal to 10% of the consideration paid to Sammetro, including the amount in a) are to be paid with respect to this acquisition. During the period, US$10,000 was paid and 4,000 common shares were issued pursuant to this agreement.

The Property:

The Company reported recent results from its bedrock trenching program at the Esaase Gold property located in southwest Ghana. The most significant new intercept, 50 meters @ 1.26 g/t Au, comes from a trench located over 500 meters southeast from previously released trench and drill results. This extends the strike length of the mineralized system to over 2 km where it is still open to both north and south and at depth. Please see www.keeganresources.com for maps. The comprehensive 2007 Esaase program continues with two excavators assigned to trenching and with two drill rigs to the previously announced infill and exploration drill programs.

Table 1: New Trench Results greater than 1 g/t Au from Keegan's Esaase Property

Location

From (m)

To (m)

Width (m)

Grade (g/t Au)

7800 Trench

35

40

5

1.37

8200 Trench B

100

150

50

1.26

8200 Trench C

80

95

15

1.59

10200 Trench

25

30

5

4.11

10800 Trench B

5

10

5

1.39

Richard Haslinger is the Qualified Person with respect to NI 43-101 at Esaase. All trench intercepts released are from 5 meter channel samples designed, as much as topography allows, to go across the strike of the mineralized faults. Trenches are assayed using standard fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd., Tarkwa, Ghana. QA/QC program using internal and external standards and duplicates and internal blanks is employed.

During the period, Keegan reported the following drill results from a 6,000 meter core program at its Esaase Gold Property:

(1)

The Company announced that it has received assays from three new core holes from its ongoing drilling program at the Esaase Gold Property located in southwest Ghana. The results continue to indicate the presence of high grade zones of sheeted quartz vein style gold mineralization as well as wide zones of disseminated stockwork vein style mineralization. Intercepts from Hole 12 includes 20 meters of 0.98 g/t, Hole 13 includes 12 meters of 1.23 g/t gold and 46 meters of 2.17 g/t gold and Hole 14 includes 16 meters of 1.12 g/t gold and 74 meters of 1.24 g/t gold. The assays from Hole 12 indicate that the stockwork style gold mineralization has at least 1400 meters of continuously drilled strike length. Results from Holes 13 and 14 indicate continuity within the 1400 meters of strike as well as good continuity to mineralization at depth.

Table 1: New Drill Results from Keegan’s Esaase Property

Hole #	From (m)	To (m)	Width (m)	Grade (g/t)
KE6012C	157	177	20	0.98
KE6013C	41	53	12	1.23
KE6013C	145	151	6	0.87
KE6013C	175	221	46	2.17
including	201	215	14	4.82
including	213	215	2	26.56
KE6014C	5	21	16	1.12
KE6014C	63	75	12	0.56
KE6014C	97	113	16	0.62
KE6014C	133	207	74	1.24
including	133	141	8	4.16
including	133	135	2	12.62

(2)

The Company announced that it has received assays from seven new core holes from its ongoing drilling program at the Esaase Gold Property located in southwest Ghana. All but one of the holes intercepted wide zones of disseminated stockwork vein style mineralization effectively extending the mineralized zone to over 1 km in total drilled strike length, which remains open in both directions. Highlights include Hole 7, which intercepted separate zones of 10 meters 4.01 of g/t Au and 34 meters of 2.17 g/t Au. Please see www.keeganresources.com for a drill map.

Table 1: New Drill Results from Keegan’s Esaase Property

Hole #	From (m)	To (m)	Width (m)	Grade (g/t (Au)
KE6005C	152	176	24	1.57
KE6009C	295	307	12	1.09
KE6006C	53	55	2	2.28
KE6006C	139	155	16	0.9
KE6006C	235	285	50	0.78
including	239	259	20	1
KE6011C	67	97	30	0.59
KE6007C	79	89	10	4.01
including	85	87	2	14.1
KE6007C	131	165	34	2.17
including	145	165	20	3.23
including	157	165	8	4.59
KE6008C	99	117	18	1.02
including	111	115	4	2.57
KE6008C	135	139	4	1.32
KE6008C	191	193	2	3.99
KE6009C	153	155	2	3.85
KE6010C	no significant intercepts
KE6011C	3.5	9	5.5	0.9
KE6011C	149	151	2	3.45
KE6011C	165	175	10	0.53
KE6011C	309	315	6	7.28
including	309	311	2	20.55

(3)

The Company reported results from two new trenches from its bedrock trenching program at the Esaase Gold property, located in southwest Ghana. The most significant new intercept is 35 meters of 3.05 g/t Au in Trench 9550 (see table 1). This intercept is 55 meters north of a previously announced trench intercept of 20 meters of 4.25 g/t Au and is 150 meters north of the 155 meters of 1.08 g/t (including 75m of 1.65 g/t) reported in (2) below.

Table 1: New Trench Results greater than 1 g/t Au from Keegan's Main Zone (Trench results are composites of 5 meter samples; coordinates in WGS84, Zone 30; Easting and Northing approximate from middle of the intercept).

Location	Easting	Northing	From (m)	To (m)	Width (m)	Grade (g/t Au)
9550 Trench	621577	724887	25	60	35	3.05
including	621588	724880	55	60	5	12.75
9600 Trench	621426	725061	25	30	5	28.62

Keegan is currently on its sixth core hole at the Main Zone, with five holes already submitted to the lab for assay. Drill results will be released when available.

Keegan is also continuing to develop new drill targets on the property outside the Main Zone. Keegan recently received assays of 1.2 meters of 17.48 g/t gold from an outcrop channel sample in a New Zone (see NR dated October 18th for description and location of new zone as well as previous samples.) Keegan has also recently received additional soils that, compiled together with previous soils, delineate two additional km scale 250 ppb gold-in-soil anomalies. One is centered 3 km north-northeast from the Main Zone of drilling; the other is 3 km east-northeast of the main zone of drilling. Work aimed at developing drill targets in these areas is ongoing.

(4)

Keegan reported additional results from its bedrock trenching program at the Esaase Gold property located in southwest Ghana. The most significant intercept is from trench 9450 A where Keegan encountered 155 meters of 1.08 g/t Au including 75 meters of 1.65 g/t Au and 5 meters of 10.98 g/t Au (see table 1). The trench was channel sampled at 5 meter sample intervals across the 250 ppb gold-in-soil contour of the soil anomaly.

Table 1: New Trench Results greater than 1 g/t Au from Keegan’s Esaase Property (Trench results are composites of 5 meter samples; coordinates in WGS84, Zone 30; Easting and Northing approximate from middle of the intercept).

Location	Easting	Northing	From (m)	To (m)	Width (m)	Grade (g/t Au)
9450 Trench	621580	724770	75	230	155	1.08
including	621615	724740	75	150	75	1.65
including	621595	724764	130	135	5	10.98
9700 Trench C	621784	724942	30	55	25	1.24
9700 Trench C	621728	725054	160	190	30	1.09
9050 Trench A	621280	724512	0	15	15	1.01
9050 Trench A	621329	724513	55	60	5	1.18
9050 Trench A	621382	724507	105	115	10	2.56
9050 Trench A	621409	724494	140	145	5	1.28

Trench 9450 is the only trench to date that completely transects the middle of the 250 ppb goldin-soils contour. The 155 meters of 1.08 g/t intercept spans virtually the entire width of the soil contour. Keegan has also discovered 30 meters of 1.09 g/t gold and 25 meters of 1.24 g/t Au in 9700 trench C, which is located approximately 350 meters north of trench 9450 as well as 10 meters of 2.55 g/t gold and 15 meters of 1.01 g/t Au in 9050 Trench A, located approximately 300 meters south of trench 9450 (see Table 1). All trench samples are taken from in-place bedrock at orientations that are as close as possible to perpendicular to the orientation of the structures controlling veining and alteration.

(3)

Below are the drill results from the first four of thirty holes being drilled on the Esaase Gold Property. Three of the four holes intercepted multiple zones of gold mineralization ranging from 12 to 85 meters in width. Highlights include 85 meters of 2.07 g/t Au, 12 meters of 9.76 g/t Au, and 36 meters of 1.2 g/t.

Hole #	From (m)	To (m)	Width (m)	Grade (g/t)
KE6001C	119	204	85	2.07
Including	119	168	49	2.85
Including	166.5	168	1.5	68.4
KE6001C	245	284	39	1.36
including	245	264.5	19.5	2.2
KE6002C	17	53	36	0.61
KE6003C	109	131	22	1.32
KE6003C	167.3	174.5	7.2	1.11
KE6003C	191	227	36	1.36
KE6004C	13	25	12	9.76
KE6004C	79	97	18	1.02

The current drill program is designed to test the greater than 250 ppb gold in soil contour of the main zone, now 2.8 km in length, where trench or adit intercepts have delivered a minimum of 10 meters of at least 1 g/t Au or better. The four holes, drilled approximately 100 meters apart, represent only 400 meters strike length of this zone. Keegan has completed an additional three holes, samples from which are currently in the assay lab. Drilling will continue until the program pauses for Christmas break in mid December.

Other results which have been reported in recent news releases and drill hole plan map are available on the company website www.keeganresources.com.

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. All rock samples are assayed using standard fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd., Tarkwa, Ghana. Please see www.keeganresources.com (current trench and soil maps will be updated shortly).

1.3

Selected Annual Information

Please refer to Management Discussion and Analysis for the year-ended March 31, 2006.

1.4

Results of Operations

During the period, the Company reported a loss of $2,132,921 or $0.15 per share compared to a loss of $1,239,323 or $0.14 per share during the same period in the previous year, an increase in loss by $893,598. The increase in loss during the period was primarily attributable to an increase in promotional expenses for increased investor awareness and an increase in stock-based compensation recorded for options granted to directors, officers and consultants of the Company.

Interest and other income during the period were $24,884 compared to $7,108 during the same period in the prior fiscal year.

General and administrative expenses increased by $895,859, from $1,237,173 during the period ended December 31, 2005 to $2,133,032 during the period ended December 31, 2006, as a result of increases in amortization by $477, bank charges and interest by $3,709, office, rent and administration by $51,701, professional fees by $20,695, transfer agent and shareholder information by $1,552, travel, promotion and investor relations by $446,383 and stock-based compensation by $410,148 partially offset by decreases in consulting, directors’ fees and wages and benefits by $35,864 and regulatory fees by $2,942.

The increase in office, rent and administration by $51,701 was a result of an insurance payment made to Marsh Canada of $27,700 during the period which consists of short term disability and other insurance benefits for the geologists and other employees working in the Asumura and Esaase property in Ghana.

Professional fees increased by $20,695 as a result of related corporate and legal work involved in the Company’s recently completed private placement financing. In addition, the Company paid audit fees during the period related to the fiscal 2006 audit and fees related to additional audits conducted by the Company’s auditors as a requirement to the Company’s filing of its Registration Statement on Form 20-F filing.

Transfer agent and shareholder information increased by $1,552 as a result of fees paid to media publishers for increased investor awareness and wide distribution of the Company’s press releases.

The increase in travel, promotion and investor relations by $446,383 was a result of a retainer paid to Jefferson Financial of $391,000 for mail out of marketing materials and other expenses in connection with the Company’s participation in mining conferences and road shows.

Stock-based compensation increased by $410,148 as a result of the grant of 1,230,000 stock options to directors , officers and consultants of the Company at an exercise price of $2.44 per share. The Company recorded compensation expense of $943,644 during the period as a result of these option grants.

Consulting fees and wages and benefits decreased by $35,864 as result of various consulting fees paid during the same period in the prior fiscal year to various parties in connection with the Company’s acquisition of interests in resource properties and evaluation of other potential acquisitions.

Regulatory fees decreased by $2,942 as a result of filing fees paid during the same period in the prior fiscal year for various property acquisitions.

1.5

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Net Loss	Loss per share
December 31, 2006	$ 17,435	$ 1,072,214	$ 0.07
September 30, 2006	$ 7,449	$ 1,050,693	$ 0.08
June 30, 2006	$ 6,231	$ 368,972	$ 0.03
March 31, 2006	$ 3,671	$ 1,749,696	$ 0.17
December 31, 2005	$ 5,348	$ 462,209	$ 0.04
September 30, 2005	$ 544	$ 389,042	$ 0.05
June 30, 2005	$ 1,216	$ 388,072	$ 0.05
March 31, 2005	$ 1,497	$ 358,135	$ 0.05

1.6/1.7

Liquidity and Capital Resources

The Company reported working capital of $1,945,151 at December 31, 2006 compared to working capital of $625,226 at March 31, 2006, representing an increase in working capital by $1,319,925. As at December 31, 2006, the Company had net cash on hand of $1,959,033 compared to $838,809 at March 31, 2006. Financing for the Company’s operations during the period was funded primarily from a private placement financing and various exercises of warrants.

Current assets excluding cash at December 31, 2006 increased by $6,497, from $46,926 at March 31, 2006 to $53,423 at December 31, 2006. The increase in current assets is attributable to an increase in goods and services taxes recoverable of $19,834 offset by a decrease in prepaid expenses and deposits of $13,337.

Current liabilities as at December 31, 2006 which mainly consisted of accounts payable and accrued liabilities decreased by $193,204. This decrease resulted from payments of outstanding obligations to various exploration vendors.

The following shows the Company’s contractual obligations:

Contractual Obligation	Total	1-3 years	4-5 years	After 5 years

Lease commitments (1)	$127,678	$114,791	$12,887	$Nil

(1)

The Company has entered into lease agreements for its corporate office premises.

Net changes in non-cash working capital balances utilized $199,700 of cash for the nine months ended December 31, 2006, increasing cash utilized in operating activities to $1,380,884. During the prior period, net changes in non-cash working capital balances generated $110,846 of cash, decreasing cash utilized in operating activities to $587,365.

During the period, the Company utilized $399,884 of its cash for resource property acquisition payments pursuant to agreements, utilized $2,682,187 of its cash for deferred exploration and $20,938 for purchase of furniture, equipment and computers. During the same period in the prior fiscal year, the Company utilized $180,471 of its cash for resource property acquisition payments pursuant to agreements, utilized $1,244,864 of its cash for deferred exploration expenses and $1,069 for the purchase of computers.

During the nine months ended December 31, 2006, the Company raised net cash of $5,604,117 as follows:

1.

The Company completed a non-brokered private placement of 2,000,000 units at a price of $1.80 per unit for gross proceeds of $3,600,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.40 per share for a period of eighteen months expiring April 30, 2008. The Company paid cash of $185,998 and issued 169,720 share purchase warrants exercisable at a price of $2.40 per share for a period of eighteen months expiring April 30, 2008, as finder’s fees on this private placement. As at December 31, 2006, a total of $137,160 remained receivable from two subscribers of this private placement. This amount was collected by the Company subsequent to the period end.

2.

2,396,750 common shares were issued for gross proceeds of $2,349,050 on exercise of warrants. As at December 31, 2006, $2,975 remained receivable from the exercise of 3,500 warrants at $0.85 per share. This amount was collected by the Company subsequent to the period end.

During the nine months ended December 31, 2005, the Company raised net cash of $2,271,362 as follows:

1.

The Company completed a non-brokered private placement of up to 3,000,000 units of the Company at a price of $0.80 per unit for gross proceeds of up to $2,400,000. Each unit will consist of one common share and one non-transferable share purchase warrant, entitling the holder to purchase within two years one additional common share of the Company at a price of $1 per share. The warrants are subject to an acceleration clause whereby if the shares of the Company trade above $2 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

2.

An aggregate of $160,000 was paid to various finders in connection with the financing. In addition, an aggregate of 104,000 brokers’ warrants were granted on the same terms as the private placement warrants.

3.

During the period, 52,000 warrants were exercised at a price of $0.85 per share and 52,000 common shares were issued for gross proceeds of $44,200.

The other sources of funds potentially available to the Company are through the exercise of outstanding 505,250 share purchase warrants at a price of $1.00 per share which expire October 13, 2007, 321,100 share purchase warrants at $0.85 per share which expire January 31, 2007 and 1,169,720 share purchase warrants at $2.40 per share which expire April 30, 2008 and 1,145,000 stock options at $0.92 per share which expire February 3, 2010, 220,000 options at $1.16 per share which expire November 22, 2010, 60,000 options at $2.48 per share which expire February 2, 2011 and 1,230,000 options at $2.44 per share which expire February 2, 2011. However, there can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

Financing for the Company’s operations was funded primarily from various share issuances through private placements and exercises of options and warrants. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing. Although the Company has been successful in raising the above funds, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future. The Company’s overall success will be affected by its current or future business activities.

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in these resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

1.

Included in professional fees are $39,642 (2005 – $29,414) paid or accrued for legal fees to a company controlled by a director of the Company and $17,685 (2005 – $19,130) for accounting fees to a company controlled by a director and officer of the Company.

2.

The Company entered into a consulting agreement with a director and officer of the Company in the amount of US$6,667 per month plus benefits. Effective November 1, 2006, the fees were increased to US$7,000 per month. During the nine months ended December 31, 2006, the Company paid consulting fees and benefits of $82,939 (2005 – $71,966) under this agreement.

3.

The Company entered into a consulting agreement with a former officer of the Company in the amount of CAD$3,333 per month. During the nine months ended December 31, 2006, the Company paid consulting fees of $nil (2005 – $15,000) under this agreement.

4.

During the nine months ended December 31, 2006, the Company paid or accrued $68,994 (2005 – $nil) for deferred exploration costs to a director of the Company.

5.

Included in accounts payable and accrued liabilities is $33,727 (2005 – $18,741) owing to directors of the Company and a company controlled by a director and officer of the Company.

1.10

Fourth Quarter and Subsequent Events

The following events occurred subsequent to December 31, 2006:

1.

the Company completed a non-brokered private placement of 5,662,500 units at a price of $2.75 per unit for gross proceeds of $15,571,875. Each unit consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $3.25 per share for a period of two years.

The warrants are subject to an acceleration clause whereby if the shares of the Company trade above $4.00 for a period of 20 consecutive trading days after 9 months from issuance of these warrants, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

Finders’ fees of $761,063 in cash and 452,500 share purchase warrants exercisable at a price of $3.25 per share for a period of two years are payable in connection with this private placement.

2.

321,100 common shares were issued for gross proceeds of $272,935 on exercise of 321,100 warrants at a price of $0.85 per share.

3.

71,685 common shares were issued for gross proceeds of $65,950 on exercise of 71,685 options at a price of $0.92 per share.

1.11

Proposed Transactions

No disclosure necessary.

1.12

Critical Accounting Estimates

Not applicable to Venture Issuers.

1.13

Changes in Accounting Policies including Initial Adoption

Asset retirement obligations

The Canadian Institute of Chartered Accountants (“CICA”) recently issued a new section in the CICA Handbook, section 3110, Asset retirement obligations, which was effective July 1, 2004. The standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Adoption of this standard has not affected the Company’s financial statements.

1.14

Financial Instruments and Other Instruments

The carrying amounts of cash, goods and services taxes recoverable, prepaid expenses and deposits and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of these items.

1.15

Other Requirements

Summary of outstanding share data:

The Company’s issued and outstanding share capital as at February 26, 2007 are as follows:

(a)

Authorized

100,000,000 common shares without par value; and

100,000,000 preferred shares without par value.

(b)

Issued and outstanding common shares

Number of shares

Amount

Balance, March 31, 2005

8,010,559

1,674,328

Issued on acquisition of mineral properties

  - at $0.85

72,160

61,336

  - at $0.88

150,000

132,000

  - at $0.72

13,899

10,000

  - at $1.54

10,000

15,400

Issued for cash:

Pursuant to a private placement

  - at $0.80

3,000,000

2,400,000

Pursuant to the exercise of warrants

 - at $0.85

265,300

225,505

 - at $1.00

520,000

520,000

Pursuant to the exercise of options

 - at $0.92

122,500

112,700

Share issuance costs

–

(240,223

)

Transferred from contributed surplus for the exercise options

–

70,869

Balance, March 31, 2006

12,164,418

4,981,915

Issued on acquisition of resource properties

  - at $1.43

90,000

128,700

  - at $1.47

20,000

29,400

  - at $1.65

4,000

6,600

  - at $2.00

33,550

67,100

Issued for cash:

Pursuant to a private placement

- at $1.80

2,000,000

3,600,000

- at $2.75

5,662,500

15,571,875

Pursuant to the exercise of warrants

- at $0.85

639,100

543,235

- at $1.00

2,078,750

2,078,750

Pursuant to exercise of options

- at $0.92

71,685

65,950

Share issuance costs

–

(317,890

)

Transferred from contributed surplus on exercise of

brokers’ warrants

–

12,238

Balance, February 26, 2007

22,764,003

$

26,767,873

(c)

Shares held in escrow

As at February 26, 2007, 67,500 (March 31, 2006 – 90,000)  common shares of the Company were the subject of an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

(d)

Stock options

The following table summarizes the stock options outstanding and exercisable at February 26, 2007:

Exercise price	Number outstanding at	Expiry date	Number exercisable at

$0.92	1,073,315	February 3, 2010	1,073,315
$1.16	220,000	November 22, 2010	137,500
$2.48	60,000	February 2, 2011	30,000
$2.44	1,230,000	November 10, 2011	307,500
	2,583,315		1,548,315

 (e)

Warrants

The following warrants were outstanding at February 26, 2007. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
505,250 (1)	$1.00	October 13, 2007
1,169,720 (2)	$2.40	April 30, 2008

(1)

These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $2 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

(2)

These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $3.25 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

Additional disclosures pertaining to the Company’s filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board,

“Tony M. Ricci”

Tony M. Ricci, CA

Director & CFO

February 26, 2007